Filed pursuant to Rule 253(g)(2)

File No. 024-12202

Wearable Health Solutions, Inc.

2901 W. Coast Highway

Suite 200

Newport Beach, CA 92663

(949) 270-7460

www.WearableHealthSolutions.com

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 30, 2023 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1443089/000168316823001906/wearable_1a.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 30, 2023

THIS SUPPLEMENT IS DATED APRIL 18, 2023

The purpose of this supplement is to update the following paragraph on page 3 as follows:

On August 11, 2021, the Company entered into an Asset Purchase and Advisory Services Agreement (“Agreement”) with Anthony Chetta, owner of mHealth, whereby the Company acquired 100% ownership stake of mHealth.com, the user portal used by the subsidiary customers, all code and related operations, the domain name, and logos, data, storage and online operations for $50,000. The Company chose to forego the independent valuation of the asset. The Company also retained Mr. Chetta as the Chief Technology Advisor, by issuing 1,000,000 restricted shares as a stock signing bonus, valued at $10,500 or $0.0105 per share, issued on September 30, 2021, $8,000 per month service agreement, and 1,000,000 shares of common stock every 6 months for a 30 month period, valued at $52,500 or $0.0105 per share. By acquiring mHealth the Company now owns its backend portal system which integrates and controls how our dealers interact with our customers, invoicing, and device functionality, which should allow the Company to better control and improve on the services it provides.